

Mail Stop 3561

March 6, 2009

Mr. Ben K. Wells
Burger King Holdings, Inc.
5505 Blue Lagoon Drive
Miami, Florida 33126

> **Re:** **Burger King Holdings, Inc.**
> **Form 10-K for the year ended June 30, 2008**
> **File No. 001-32875**

Dear Mr. Wells:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief